HAROLD W. DANCE, INC.
DBA HAROLD DANCE INVESTMENTS
STATEMENTS OF FINANCIAL CONDITION
December 31, 2019 and 2018

ASSETS	2019	2018
Cash	$ 128,565	$ 136,456
Restricted cash	4,000	4,000
Securities owned:		
Money market funds	17,902	108,751
Mutual funds	225,010	195,729
Distribution fees receivable	210,593	81,240
Prepaid expenses	7,722	6,535
Operating lease asset	23,485	-
Equipment, net of accumulated depreciation of $18,042 and 16,862, respectively	4,263	5,443
Total assets	$ 621,540	$ 538,154
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Accounts payable and accrued liabilities	$ 62,290	$ 141,529
Operating lease liability	25,147	-
Total liabilities	87,437	141,529
Stockholders' equity:		
Common stock, $1.00 par value, 50,000 shares authorized, 1,000 shares issued and outstanding	1,000	1,000
Additional paid-in capital	299,000	299,000
Retained earnings	234,103	96,625
Total stockholders' equity	534,103	396,625
Total liabilities and stockholders' equity	$ 621,540	$ 538,154

The accompanying notes are an integral part of these financial statements.